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                                                                     Exhibit 21
                                  [CBI INDUSTRIES, INC. LETTERHEAD]

                                            November 16, 1995

To Our Stockholders:

         On November 3, 1995, a subsidiary of Praxair, Inc. began a tender offer (the "Praxair Offer") for all of the Company's outstanding Common Stock (together with the associated Preferred Stock Purchase Rights) at a price of $32 per share in cash. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE PRAXAIR OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE PRAXAIR OFFER AND NOT TENDER YOUR SHARES TO PRAXAIR.

         In reaching the determination that the Praxair Offer is inadequate and not in the best interests of CBI or its stockholders, your Board gave careful consideration to CBI's financial performance and future prospects, the opinions of the Company's financial advisors, Lehman Brothers Inc. and Merrill Lynch & Co., that as of such date the consideration offered to the Company's stockholders pursuant to the Praxair Offer is inadequate to such stockholders from a financial point of view, the significant conditions to consummation of the Praxair Offer, and the other factors described in the attached Schedule 14D-9. We urge you to read carefully the attached document in its entirety, including the opinions of Lehman Brothers Inc. and Merrill Lynch & Co. included as annexes, so that you will be fully informed as to the Board's recommendation.

         Your Board of Directors believes that the Praxair offer fails to recognize the current value of the Company. The Board concluded that the interests of the stockholders would be best served by the Company exploring alternatives to maximize stockholder value and the Company is actively engaged in that effort. In this regard, the Company has entered into confidentiality agreements with certain parties.

     If you have any questions or need any assistance in withdrawing your shares from the Praxair Offer please contact MacKenzie Partners, Inc. at (800) 322-2885 toll free.

         Your Directors thank you for your continued support.

                            On behalf of the Board of Directors,

                            /s/ John E. Jones
                            -----------------------------------
                            John E. Jones
                               Chairman, President and
                                  Chief Executive Officer